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July 22, 2014

Mr. John Dana Brown

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	El Pollo Loco Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 14, 2014

File No. 333-197001

Dear Mr. Brown:

On behalf of El Pollo Loco Holdings, Inc. (the “Company”), we submit this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated July 17, 2014 (the “Comment Letter”), relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 that was filed on July 14, 2014 (the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in bold below.

Concurrently with the submission of this letter, the Company is filing, via EDGAR, Amendment No. 2 to the Registration Statement on Form S-1 (the “Revised Registration Statement”), reflecting, as appropriate, the responses to the Staff’s comments contained herein. The Revised Registration Statement also includes other changes that are intended to updated, clarify and render more complete the information contained therein.

Mr. John Dana Brown

Securities and Exchange Commission

July 22, 2014

We have supplementally provided a marked copy of the Revised Registration Statement against the July 14, 2014, filing of the Registration Statement to facilitate the Staff’s review.

References to page numbers and section headings in our responses below refer to page numbers and section headings in the marked copy of the Revised Registration Statement. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Revised Registration Statement.

Prospectus Summary, page 1

Our Sponsors, page 8

1.	Please revise to disclose here the payments you will make to your existing owners under the Income Tax Receivable Agreement.

Response:

The Company has revised its disclosures to disclose the payments that it will make to its existing owners under the Income Tax Receivable Agreement.

Summary Consolidated Financial and Other Data, page 11

2.	Please revise your summary to include a footnote which shows how weighted average shares used in computing basic and diluted pro forma net income per share for the thirteen weeks end March 26, 2014 and March 27, 2013, and for fiscal year 2013 were determined.

Response:

The Company has revised its disclosures to show its weighted average share calculations for the periods requested.

Dilution, page 38

3.	Reference is made to the table at the bottom of page 38. We note you disclose that the total price paid for the purchase of common stock by existing shareholders represents an amount totaling $240,607,000; however, this amount appears to include amounts related to stock-based compensation and other items unrelated to the purchase of common stock. Please revise the amount to include solely the consideration paid by existing shareholders for the purchase of common stock.

Mr. John Dana Brown

Securities and Exchange Commission

July 22, 2014

Response:

The Company has revised its calculations to only reflect consideration paid by existing shareholders for the purchase of common stock.

New Plan Benefits, page 88

4.	We note that you plan to grant options under your 2014 incentive plan in connection with the completion of the offering. Please revise your MD&A to state the additional compensation expense you expect to record for the issuance of such options, if material.

Response:

The Company has revised its MD&A to state the additional compensation expense that it expects to record from the issuance of options under its 2014 incentive plan in connection with the offering.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

12. Stock-Based Compensation, page F-22

5.	We note from the last sentence on page F-22 that you granted options during 2013 and 2012 at a price of $4.09. Your prior filing indicated that such options were granted at a pre-split price of $50. Therefore, it appears the adjusted post-split option price should be $5.84. Please revise accordingly.

Response:

The Company has revised its disclosures to reflect the correct post-split price.

* * *

Mr. John Dana Brown

Securities and Exchange Commission

July 22, 2014

In addition, the Company hereby acknowledges that:

•	Declaration of the effectiveness of the Registration Statement by the Commission or the Staff pursuant to delegated authority would not foreclose the Commission from taking any action with respect thereto.

•	Declaration of the effectiveness of the Registration Statement would not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures therein.

•	The Company may not assert Staff comments and any such declaration of effectiveness as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (212) 735-4112 with any questions or comments regarding this letter.

Sincerely,

/s/ Richard B. Aftanas
Richard B. Aftanas

cc:	Laurance Roberts, Chief Financial Officer, El Pollo Loco Holdings, Inc.
Marc D. Jaffee, Latham & Watkins LLP
Ian D. Schuman, Latham & Watkins LLP

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